Exhibit 99.10

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Cummins Westport Inc.:

We consent to the use of our reports, dated March 28, 2013 with respect to the financial statements of Cummins Westport Inc. as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012 and December 31 2011, and dated May 7, 2012 with respect to the financial statements of Cummins Westport Inc. as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011 and December 31 2010, which reports appear in Amendment No. 1 to the Annual Report on Form 40-F/A of Westport Innovations Inc.

We also consent to the incorporation by reference of such reports in the registration statements (No. 333-168847) on Form S-8 and (No. 333-178714) on Form F-10 of Westport Innovations Inc.

//s// KPMG LLP

Chartered Accountants

May 31, 2013
Vancouver, Canada

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.